August 21, 2006

John J. Murphy

Executive Vice President,

   Treasurer and CFO

Arrow Financial Corporation

250 Glen Street

Glens Falls, NY  12801

Mr. Paul Cline

Senior Accountant

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:

Further Response to the SEC Comment Letter dated June 14, 2006

For Arrow Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 000-12507

Dear Mr. Cline:

On behalf of Arrow Financial Corporation (the “Company”), I am responding to your letter of August 3, 2006, regarding the treatment of certain matters in the Company’s previously filed financial statements.

After further review, management has determined it will recommend to the Audit Committee of the Board of Directors that the Company restate its Consolidated Statements of Cash Flows as contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005, and as contained in its Annual Report on Form 10-K for the period ended December 31, 2005 (the “2005 10-K”).  In each case, the restatement will principally reflect the reclassification of cash in-flows of $47.083 million accompanying an April 2005 acquisition of three bank branches from financing activities to investing activities.

Management also will recommend that the restated Consolidated Statement of Cash Flows in the 2005 10-K reflect a reclassification of a $31,000 cash in-flow, accompanying a November 2004 acquisition of an insurance agency, from financing activities to investing activities.

Management believes this $31,000 reclassification is neither quantitatively nor qualitatively material, within the meaning of Staff Accounting Bulletin 99 (SAB99), and thus will recommend to the Audit Committee that no restatement of the Consolidated Statement of Cash Flows contained in the Company’s Annual Report on Form 10-K for the period ended December 31, 2004 (the “2004 10-K”), is required.

From a quantitative standpoint, we note that the cash in-flow if reclassified would represent only a 1.1% increase in the total of Net Cash Used in Investing Activities and only a .2% decrease in the total of Net Cash Used in Financing Activities as disclosed in the original Consolidated Statement of Cash Flows in the 2004 10-K, which we believe to be immaterial amounts.  From a qualitative standpoint, we note that the amount of the cash in-flow accompanying the acquisition of the insurance agency, $31,000, is correctly identified in the original Consolidated Statement of Cash Flows, and that such in-flow is clearly labeled and identified in the original Consolidated Statement, albeit under Net Cash Used in Financing Activities.

Our Audit Committee will meet to review the above recommendation on August 23, 2006.  If the Committee determines to restate the Company’s previously filed financial statements, we would expect to file a Current Report on Form 8-K announcing that decision promptly thereafter.

We have enclosed for the convenience of the staff draft copies of the restated Consolidated Statements of Cash Flows for the periods ended June 30, 2005, September 30, 2005 and December 31, 2005.  To facilitate the prompt implementation of the proposed restatements, we would appreciate any questions or comments the Staff may have at the Staff’s earliest convenience.

We acknowledge that:

•

Arrow is responsible for the adequacy and accuracy of the disclosure in our filings;

•

that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Arrow may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John J. Murphy

Enclosures

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)(Unaudited)

	Six Months
	Ended June 30,
	2005	2004
Operating Activities:
Net Income	$ 9,110	$ 9,563
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Provision for Loan Losses	408	539
Depreciation and Amortization	1,113	1,618
Compensation Expense for Allocated ESOP Shares	166	257
Net Gains on the Sale of Securities Available-for-Sale	(195)	(210)
Losses on the Sale of Securities Available-for-Sale	6	---
Loans Originated and Held-for-Sale	(1,381)	(7,497)
Proceeds from the Sale of Loans Held-for-Sale	2,312	7,609
Net Losses (Gains) on the Sale of Loans, Premises and Equipment, Other Real Estate Owned and Repossessed Assets	9	(64)
(Increase) Decrease in Deferred Tax Assets	(181)	45
Shares Issued Under the Directors’ Stock Plan	60	36
(Increase) Decrease in Interest Receivable	(532)	87
Increase (Decrease) in Interest Payable	267	(127)
Increase in Other Assets	(268)	(2,081)
Increase (Decrease) in Other Liabilities	1,588	(1,111)
Net Cash Provided By Operating Activities	12,482	8,664
Investing Activities:
Proceeds from the Sale of Securities Available-for-Sale	28,178	20,226
Proceeds from the Maturities and Calls of Securities Available-for-Sale	19,361	36,714
Purchases of Securities Available-for-Sale	(46,455)	(56,162)
Proceeds from the Maturities of Securities Held-to-Maturity	6,916	2,957
Purchases of Securities Held-to-Maturity	(5,375)	(5,335)
Net Increase in Loans	(70,853)	(11,839)
Proceeds from the Sales of Premises and Equipment, Other Real Estate Owned and Repossessed Assets	470	431
Purchases of Premises and Equipment	(226)	(1,052)
Net Increase from Branch Acquisitions	47,083	---
Net Cash Used In Investing Activities	(20,901)	(14,060)
Financing Activities:
Net Increase (Decrease) in Deposits	10,746	(8,949)
Net Increase in Short-Term Borrowings	6,943	6,531
Federal Home Loan Bank Advances	75,000	20,000
Federal Home Loan Bank Repayments	(80,000)	(12,500)
Tax Benefit from Exercise of Stock Options	397	158
Purchases of Treasury Stock	(4,503)	(1,260)
Treasury Stock Issued for Stock-Based Plans	1,063	876
Allocation of ESOP Shares	176	267
Cash Dividends Paid	(4,667)	(4,412)
Net Cash Provided By Financing Activities	5,155	711
Net Decrease in Cash and Cash Equivalents	(3,264)	(4,685)
Cash and Cash Equivalents at Beginning of Period	36,805	33,326
Cash and Cash Equivalents at End of Period	$33,541	$28,641
Supplemental Cash Flow Information:
Interest Paid	$10,416	$10,076
Income Taxes Paid	2,866	5,244
Transfer of Loans to Other Real Estate Owned and Repossessed Assets	403	493

See Notes to Unaudited Consolidated Interim Financial Statements.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)(Unaudited)

	Nine Months
	Ended September 30,
	2005	2004
Operating Activities:
Net Income	$ 13,949	$ 14,531
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Provision for Loan Losses	626	744
Depreciation and Amortization	2,174	2,378
Compensation Expense for Allocated ESOP Shares	166	254
Gains on the Sale of Securities Available-for-Sale	(347)	(363)
Losses on the Sale of Securities Available-for-Sale	7	162
Loans Originated and Held-for-Sale	(7,554)	(9,801)
Proceeds from the Sale of Loans Held-for-Sale	8,067	10,355
Net Gains on the Sale of Loans, Premises and Equipment,
Other Real Estate Owned and Repossessed Assets	(90)	(103)
Increase in Deferred Tax Assets	(47)	(47)
Shares Issued Under the Directors’ Stock Plan	60	35
Decrease (Increase) in Interest Receivable	(532)	87
Increase (Decrease) in Interest Payable	267	(127)
Increase in Other Assets	(942)	(843)
Increase in Other Liabilities	4,297	839
Net Cash Provided By Operating Activities	20,101	18,101
Investing Activities:
Proceeds from the Sale of Securities Available-for-Sale	44,222	34,595
Proceeds from the Maturities and Calls of Securities Available-for-Sale	23,715	47,196
Purchases of Securities Available-for-Sale	(55,769)	(57,666)
Proceeds from the Maturities of Securities Held-to-Maturity	7,489	4,539
Purchases of Securities Held-to-Maturity	(12,345)	(8,176)
Net Increase in Loans	(99,215)	(23,351)
Proceeds from the Sales of Premises and Equipment, Other Real Estate Owned and Repossessed Assets	571	678
Purchases of Premises and Equipment	(678)	(1,695)
Net Increase from Branch Acquisitions	47,083	---
Net Cash Used In Investing Activities	(44,927)	(3,880)
Financing Activities:
Net Increase in Deposits	44,515	3,975
Net Increase in Short-Term Borrowings	15,618	9,101
Federal Home Loan Bank Advances	91,500	59,800
Federal Home Loan Bank Repayments	(110,000)	(70,000)
Tax Benefit from Exercise of Stock Options	637	249
Purchases of Treasury Stock	(7,329)	(2,150)
Treasury Stock Issued for Stock-Based Plans	1,411	1,175
Allocation of ESOP Shares	176	267
Cash Dividends Paid	(7,075) (6,663)	(6,663) (6,663)
Net Cash (Used In) Provided By Financing Activities	29,453	(4,246)
Net Increase in Cash and Cash Equivalents	4,627	9,975
Cash and Cash Equivalents at Beginning of Period	36,805	33,326
Cash and Cash Equivalents at End of Period	$41,432	$43,301
Supplemental Cash Flow Information:
Interest Paid	$16,575	$14,612
Income Taxes Paid	3,086	5,837
Transfer of Loans to Other Real Estate Owned and Repossessed Assets	698	690

See Notes to Unaudited Consolidated Interim Financial Statements.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years Ended December 31,
Operating Activities:	2005	2004	2003
Net Income	$ 18,639	$ 19,478	$ 18,917
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Provision for Loan Losses	1,030	1,020	1,460
Depreciation and Amortization	2,807	3,150	4,912
Compensation Expense for Allocated ESOP Shares	195	405	91
Gains on the Sale of Securities Available-for-Sale	(372)	(532)	(988)
Losses on the Sale of Securities Available-for-Sale	8	170	233
Loans Originated and Held-for-Sale	(8,581)	(17,675)	(18,049)
Proceeds from the Sale of Loans Held-for-Sale	8,632	18,078	18,539
Net Gains on the Sale of Loans	(122)	(336)	(489)
Net (Gains) Losses on the Sale of Premises and Equipment and Other Real Estate Owned and Repossessed Assets	(32)	93	152
Deferred Income Tax Expense	190	597	2,231
Shares Issued Under the Directors’ Stock Plan	120	75	57
(Increase) Decrease in Interest Receivable	(532)	87	259
Increase (Decrease) in Interest Payable	267	(127)	(444)
Increase in Other Assets	(1,148)	(943)	(3,272)
Increase (Decrease) in Other Liabilities	2,671	(1,926)	2,433
Net Cash Provided By Operating Activities	23,772	21,614	26,042

Investing Activities:
Proceeds from the Sale of Securities Available-for-Sale	50,289	39,337	122,458
Proceeds from the Maturities and Calls of Securities Available-for-Sale	31,840	57,168	152,763
Purchases of Securities Available-for-Sale	(91,534)	(73,883)	(294,011)
Proceeds from the Maturities of Securities Held-to-Maturity	8,481	4,851	2,116
Purchases of Securities Held-to-Maturity	(18,688)	(7,402)	(33,477)
Net Increase in Loans	(114,525)	(21,944)	(57,198)
Proceeds from the Sales of Premises and Equipment and Other Real Estate Owned and Repossessed Assets	939	891	874
Purchase of Premises and Equipment	(1,587)	(1,846)	(1,531)
Acquisition of Subsidiary	---	31	---
Net Increase from Branch Acquisitions	47,083	---	---
Net Cash Used In Investing Activities	(87,702)	(2,797)	(108,006)

Financing Activities:
Net Increase (Decrease) in Deposits	71,271	(14,336)	88,144
Net (Decrease) Increase in Short-Term Borrowings	(922)	3,040	(7,562)
Proceeds from Federal Home Loan Bank Advances	162,000	79,800	40,000
Repayments of Federal Home Loan Bank Advances	(155,000)	(79,800)	(35,000)
Repayment of Trust Preferred Securities	---	(5,000)	---
Proceeds from Issuance of Trust Preferred Securities	---	10,000	10,000
Purchase of Treasury Stock	(7,528)	(2,453)	(5,558)
Exercise of Stock Options and Shares Issued to Employees’ Stock Purchase Plan	1,558	1,591	---
Tax Benefit for Disposition of Stock Options	684	409	1,241
Common Stock Purchased by ESOP	178	411	109
Cash Dividends Paid	(9,558)	(9,000)	(8,225)
Net Cash Provided By (Used In) Financing Activities	62,683	(15,338)	83,149
Net (Decrease) Increase in Cash and Cash Equivalents	(1,247)	3,479	1,185
Cash and Cash Equivalents at Beginning of Year	36,805	33,326	32,141
Cash and Cash Equivalents at End of Year	$35,558	$36,805	$33,326
Supplemental Disclosures to Statements of Cash Flow Information:
Cash Paid During the Year for:
Interest on Deposits and Borrowings	$23,847	$19,332	$22,055
Income Taxes	6,447	10,228	1,224
Non-cash Investing Activity:
Transfer of Loans to Other Real Estate Owned and Repossessed Assets	893	928	990
Shares Issued for Acquisition	91	1,908	---
Loans Securitized and Transferred to Securities Available-for-Sale	---	---	11,512
Decrease in Trust Preferred Securities	---	---	(15,000)
Increase in Junior Subordinated Obligations	---	---	15,000
Increase in Other Assets Representing Investment in Subsidiary Trusts	---	---	(465)
Increase in Deposits Representing Cash Held at Subsidiary Banks by Subsidiary Trusts	---	---	465

See Notes to Consolidated Financial Statements